Mail Stop 3561

May 25, 2010

John O. Stewart
Executive Vice President and Chief Financial Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

>   **Re: Dr Pepper Snapple Group, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 30, 2010**
>   **File No. 001-33829**

Dear Mr. Stewart:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Committee, page 12

2.   In future filings, please disclose whether the decision to engage the compensation consultant or its affiliates for the services unrelated to executive compensation was made or recommended by management. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Compensation Discussion and Analysis, page 20

3.   We note that the Management Incentive Plan included segment operating profits and operating metrics. The company, however, has not provided quantitative disclosure of these targets. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

*****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director